Exhibit 99.3

Q3 2015 % Change Y/Y Total Revenues $110.0 million - 13% Soda Maker Units 639,000 - 22% Flavor Units 6.7 million - 12% CO 2 Refill Units 7.0 million +10% Net Income Non - IFRS (1) $4.7 million - 50% EPS (2) Non - IFRS (1) $0.22 - 50% Net Income IFRS $2.2 million - 76% EPS (2) IFRS $0.11 - 76% Financial Highlights Q3 2015 (1) Excluding impact of restructuring. For reconciliations of the Non - IFRS measures to the IFRS results, see the Company’s press release “ SodaStream reports third Quarter Fiscal 2015 results” (2) Based on 21.1 million weighted shares outstanding in Q3 2015 and 21.2 million weighted shares outstanding in Q3 2014

Quarterly Revenue 2009 - 2015 (in $ millions) Quarterly Revenue Change 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 132.4 144.6 168.1 118.2 141.2 125.9 126.5 91.3 101.7 110.0 - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Quarterly Soda Maker Unit Sales 2009 - 2015 (in thousands ) Quarterly Soda Maker Units Change 184 203 285 385 297 463 449 712 592 634 717 767 683 764 940 1,111 776 935 1,196 1,542 604 785 818 1,018 518 491 639 - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Quarterly Refill Unit Sales 2009 - 2015 (in millions) Quarterly CO 2 Refill Units Change 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 5.5 5.8 5.4 5.8 6.5 6.4 6.3 6.0 6.9 7.0 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Quarterly Flavor Unit Sales 2009 - 2015 (in millions) Quarterly Flavor Units Change 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 8.5 8.3 9.8 8.4 9.3 7.6 6.1 4.9 5.1 6.7 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Consolidated Statements of Operations Q3 - 2015 vs. Q3 - 2014 2014 2015 Reported Reported (Unadjusted) Restructuring Adjusted (Unadjusted) Restructuring Adjusted (Unaudited ) (Unaudited ) (Unaudited ) (Unaudited) (Unaudited) (Unaudited) Revenue $125,905 $0 $125,905 $110,015 $0 $110,015 Cost of revenue 61,428 61,428 59,255 (2,455) 56,800 Gross profit 64,477 64,477 50,760 2,455 53,215 Operating expenses Sales and marketing 41,636 41,636 36,031 36,031 General and administrative 13,931 13,931 11,772 0 11,772 Other income, net 0 0 0 0 0 Total operating expenses 55,567 0 55,567 47,803 0 47,803 Operating income 8,910 0 8,910 2,957 2,455 5,412 Interest expense (income), net 219 219 (62) (62) Other financial expense (income), net (2,002) (2,002) (10) (10) Total financial expense (income), net (1,783) (1,783) (72) (72) Income before income taxes 10,693 0 10,693 3,029 2,455 5,484 Income tax expense 1,229 1,229 787 787 Net income for the period $9,464 $0 $9,464 $2,242 $2,455 $4,697 Net income per share Basic $0.45 $0.45 $0.11 $ 0.11 $0.22 Diluted $0.45 $0.45 $0.11 $ 0.11 $0.22 Weighted average number of shares Basic 21,000 21,000 21,041 21,041 Diluted 21,193 21,193 21,118 21,118

Consolidated Statements of Operations Sep YTD - 2015 vs. Sep YTD - 2014 2014 2015 Reported Reported (Unadjusted) Restructuring Adjusted (Unadjusted) Restructuring Adjusted (Unaudited ) (Unaudited ) (Unaudited ) (Unaudited) (Unaudited) (Unaudited) Revenue $385,248 $0 $385,248 $300,193 $2,820 $303,013 Cost of revenue 187,668 0 187,668 155,455 (4,527) 150,928 Gross profit 197,580 197,580 144,738 7,347 152,085 Operating expenses Sales and marketing 134,723 134,723 103,610 103,610 General and administrative 40,358 40,358 34,869 34,869 Other income, net 0 0 0 0 0 Total operating expenses 175,081 0 175,081 138,479 0 138,479 Operating income 22,499 0 22,499 6,259 7,347 13,606 Interest expense (income), net 552 552 64 64 Other financial expense (income), net (1,210) (1,210) (5,212) (5,212) Total financial expense (income), net (658) (658) (5,148) (5,148) Income before income taxes 23,157 0 23,157 11,407 7,347 18,754 Income tax expense 2,672 2,672 2,158 2,158 Net income for the period $20,485 $0 $20,485 $9,249 $7,347 $16,596 Net income per share Basic $0.98 $0.98 $0.44 $0.35 $0.79 Diluted $0.96 $0.96 $0.44 $0.35 $0.79 Weighted average number of shares Basic 20,956 20,956 21,030 21,030 Diluted 21,243 21,243 21,111 21,111